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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Name of Issuer)
Common Shares, Par Value US$0.0004 Per Share
(Title of Class of Securities)
81663 N206
(CUSIP Number)

Zheng Jinliang	Steven Liu
Legal Counsel	DLA Piper UK LLP Beijing Office
Datang Telecom Technology	20th Floor, South Tower
& Industry Holdings Limited	Beijing Kerry Center
No. 40 Xueyuan Road,	1 Guanghua Road, Chaoyang District
Beijing 100083, China	Beijing 100083, China
+86 10 62301914	+86 10 6561 1788 ext 889
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 6, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	81663 N206

1	NAMES OF REPORTING PERSONS Datang Telecom Technology & Industry Holdings Limited / No IRS Identification Number

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF		3,699,094,300

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Ø

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,699,094,300

WITH	10	SHARED DISPOSITIVE POWER

Ø

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,699,094,300

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
1 Calculated using the number of outstanding shares of Common Stock 18,619,884,481 as of September 30, 2008 reported in the Issuer’s most recent Form 6-K filed with the U.S. Securities and Exchange Commission on October 31, 2008.

CUSIP No.	81663 N206
Item 1. Security and Issuer
This statement on Schedule 13D (this “Statement”) relates to the common stock, US$0.0004 per share (the “Common Stock”), of Semiconductor Manufacturing International Corporation (“SMIC” or the “Issuer”). The principal executive office of the Issuer is 18 Zhangjiang Road, Pudong New Area, Shanghai 201203, People’s Republic of China.
Item 2. Identity and Background
(a) - (c); (f) This Statement is being filed by Datang Telecom Technology & Industry Holdings Limited, a corporation organized under the laws of the People’s Republic of China (“Datang” or “Reporting Person”). Datang’s registered office is located at No. 40 Xueyuan Road, 100083, Beijing, People’s Republic of China. The principal activity of Datang is technology development and innovation in mobile telecommunication and chip design. Datang contemplates that the party designated to directly acquire the Common Stock will be an as-yet unformed corporation and a wholly owned subsidiary of Datang to be organized under the laws of Hong Kong (“HKCo”). Datang currently anticipates that an amendment to this Statement shall be filed following the incorporation of HKCo and its acquisition of the Common Stock.
The following Schedule A lists the executive officers and directors of Datang and contains the following information with respect to each person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship:
Schedule A

Present Principal Occupation or
Name	Citizenship	Employment	Business Address
Zhen Caiji	Chinese	Chairman & President—Datang	No. 40 Xueyuan Road, 100083, Beijing, China
Yang Yigang	Chinese	Senior Vice President—Datang	No. 40 Xueyuan Road, 100083, Beijing, China
Pan Haishen	Chinese	Senior Vice President—Datang	No. 40 Xueyuan Road, 100083, Beijing, China
Huang Zhiqin	Chinese	Senior Vice President—Datang	No. 40 Xueyuan Road, 100083, Beijing, China
Gao Yonggang	Chinese	Director & Senior Vice President—Datang	No. 40 Xueyuan Road, 100083, Beijing, China
Chen Shanzhi	Chinese	Vice President—Datang	No. 40 Xueyuan Road, 100083, Beijing, China
Shan Ning	Chinese	Vice President—Datang	No. 40 Xueyuan Road, 100083, Beijing, China
Ji Zhuocai	Chinese	Director—State Development and Investment Corp.	Building A, International Investment Plaza, No. 6-6, Fu Chengmen Bei Street, Xicheng District, Beijing, 100037, China
Hu Ruizhong	Chinese	Director—Datang	No. 40 Xueyuan Road, 100083, Beijing, China
Yu Rui	Chinese	Director—Datang	No. 40 Xueyuan Road, 100083, Beijing, China

CUSIP No.	81663 N206
(d) - (e) During the past five years, neither Datang nor, to the best of Datang’s knowledge, any person named in Schedule A above, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
Datang may finance up to 50% of the aggregate purchase price through a commercial loan, which is presently being negotiated, and the balance out of its working capital.
Item 4. Purpose of Transaction
Pursuant to a Share Purchase Agreement, dated as of November, 6, 2008, entered into by and between Datang and the Issuer (the “SPA”), the Issuer agreed to sell, subject to the terms and conditions set forth in the SPA, an aggregate of 3,699,094,300 shares of Common Stock (“New Common Shares”) to Datang for an aggregate purchase price of US$171.8 million. A copy of the SPA is attached hereto as Exhibit A and is incorporated by reference in its entirety into this Item 4.
The principal terms of the SPA include:
•	Right to Nominate Investor Nominee: Datang shall have the right to nominate two nominees to be appointed by the SMIC board of directors, effective as of the closing date;

•	Right to Nominate Vice President: Datang shall have the right to nominate a Vice President in charge of TD-SCDMA, to be appointed by the SMIC board of directors, effective as of the closing date;

•
Pre-emptive Right: Datang shall have the following right to purchase equity securities, in the event that SMIC proposes, following the closing date, to issue such equity securities (i) in the case of an offer to investors that would result in a prospective largest shareholder (other than an underwriter that is placing on behalf of SMIC such equity securities in a bona fide capital markets transaction), one share more than the number proposed to be beneficially owned by the prospective largest shareholder, unless (a) Datang and HKCo hold less than 2,774,320,725 shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of SMIC’s total nominal share capital; or (b) at least two-thirds of the SMIC board (excluding Datang’s nominees) determines that such exercise is not in the best interests of SMIC and its shareholders as a whole, and (ii) in case of an offer of equity securities other than (i) above, a pro rata portion of such securities equal to the percentage of the issued share capital of the Company then beneficially owned by Datang (together with HKCo) prior to the issue of the new securities, provided that Datang (together with HKCo) maintains an ownership interest equal to at least 1,849,575,150 shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of SMIC’s total nominal share capital;

CUSIP No.	81663 N206
•
Lock-up: Datang shall not transfer any New Common Shares without the prior written consent of SMIC for a period of two years from the closing date, provided that the lock-up shall not apply to transfer of New Common Shares of less than 1,849,547,150 shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of SMIC’s total nominal share capital to a permitted transferee;

•
Standstill: Datang shall not, except with SMIC’s prior written consent, directly or indirectly, acquire any voting securities and otherwise deal with the voting securities of SMIC, except additional voting securities not exceeding (when aggregated together with all other voting securities directly or indirectly held or agreed to be acquired by Datang and its permitted transferee) the lesser of thirty (30%) percent of SMIC’s issued voting securities, or such other threshold that may trigger a mandatory offer obligation as set out in the Hong Kong Codes on Takeovers and Mergers, at any time following the date of the SPA and until the second anniversary of the closing date;

•
Strategic Cooperation Agreement: SMIC and Datang have agreed under the SPA to use commercially reasonable efforts to enter into a Strategic Cooperation Agreement, leveraging Datang’s technologies and resources in wireless communications, in particular, its leadership in TD-SCDMA 3G development and SMIC’s competitive advantages in the semiconductor foundry industry, at or prior to the closing date; and

•
Closing Conditions: The issuance of the New Common Shares pursuant to SPA is conditioned upon, inter alia, obtaining customary governmental and regulatory approvals, the granting of approval of the listing of, and permission to deal in, the New Common Shares by the Stock Exchange of Hong Kong Limited, the entering into of the Strategic Cooperation Agreement and the delivery of certain closing documentation.

Except as otherwise described herein, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, the persons set for on Schedule A above, has any present plan or proposal that relates to or would result in the following (collectively, the “Extraordinary Events”):
(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the issuer;

CUSIP No.	81663 N206
(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) Any action similar to any of those enumerated above.
However, from time to time, the Reporting Person and/or persons set forth on Schedule A above might initiate and/or participate in any Extraordinary Events.
Item 5. Interest in Securities of the Issuer
The information set forth in Item 4 hereof is hereby incorporated by reference in its entirety into this Item 5.
(a) - (b) Datang may be deemed to have (i) beneficial ownership and (ii) beneficial ownership with sole voting and dispositive power over 3,699,094,300 shares of Common Stock, representing 16.6% of the outstanding Common Stock. The foregoing percentage is calculated using the number of outstanding shares of Common Stock as of September 30, 2008 reported in the Issuer’s Form 6-K filed with the U.S. Securities and Exchange Commission on October 31, 2008.
To the best of the Reporting Person’s knowledge, there are no shares of Common Stock which are beneficially owned by other Reporting Persons.
(c) To the best of the Reporting Person’s knowledge, there have been no transactions effected with respect to any Common Stock during the past 60 days by any of the persons named in response to Item 2.
(d) To the best of the Reporting Person’s knowledge, no person (other than the Reporting Person) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.
(e) Not applicable.

CUSIP No.	81663 N206

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth, or incorporated by reference, in Item 4 and Item 3 are hereby incorporated by this reference in their entireties in this Item 6.
Other than as described in this Statement (in particular, the contemplated Strategic Cooperation Agreement, which SMIC and Datang have agreed to use commercially reasonable efforts to enter into on or prior to the closing date), to the best of the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

CUSIP No.	81663 N206
Item 7. Material to be Filed as Exhibits

Exh. No.	Document
A
Share Purchase Agreement, dated November 6, 2008, by and between Semiconductor Manufacturing International Corporation and Datang Telecom Technology & Industry Holdings Limited with respect to the acquisition of 3,699,094,300 shares of Common Stock. (incorporated by reference to Semiconductor Manufacturing International Corporation’s Form 6-K Filed on November 17, 2008)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, complete and correct.
DATED: November 17, 2008

Datang Telecom Technology & Industry Holdings Limited
By:	/s/ Gao Yonggang
	Name:	Gao Yonggang
	Title:	Director & Senior Vice President

EXHIBIT INDEX

Exh. No.	Document
A
Share Purchase Agreement, dated November 6, 2008, by and between Semiconductor Manufacturing International Corporation and Datang Telecom Technology & Industry Holdings Limited with respect to the acquisition of 3,699,094,300 shares of Common Stock. (incorporated by reference to Semiconductor Manufacturing International Corporation’s Form 6-K Filed on November 17, 2008)